September 9, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Re:	POSCO
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 29, 2013
File No. 1-13368

Dear Ms. Rocha:

Reference is made to your letter dated August 29, 2013 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”). The Company would like to thank you for your review of its Annual Report.

The Company sets forth in this letter its responses to the numbered comments in your letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

General

1.	In future filings, please disclose the Won equivalent amount for foreign currency transactions disclosed throughout your Form 20-F. For example, on page 35 you provide estimates of the costs for the construction of an integrated steel mill and development of iron ore mines in Orissa State in U.S. dollars without providing investors with the Won equivalent amount, which would provide investors with context to the consolidated financial statements.

Ms. Melissa N. Rocha

Securities and Exchange Commission

In future filings, the Company will disclose the Won equivalent amount for foreign currency transactions disclosed throughout the annual report on Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 44

Operating Results, page 54

2.	We note that you have attributed the increase in the fiscal year 2012 effective tax rate to your disposition of Daewoo International’s interest in Kyobo Life Insurance in September 2012, which resulted in a net loss recognized during fiscal year 2012 of Won 212,507 million. As a net loss was recognized rather than a net gain, it is unclear from your current disclosures why you recognized Won 281,437 million income tax expense for the transaction. Please advise and confirm that you will clarify your disclosures in future filings.

The Company notes that it recognized a net loss of Won 213 billion from Daewoo International’s disposal of its interest in Kyobo Life Insurance Co., Ltd. (“Kyobo Life Insurance”) in 2012, reflecting a gain of Won 46 billion from the disposal of such interest and an impairment loss of assets held for sale of Won 258 billion related to a decrease in market value of such interest.

As of December 31, 2011, the Company expected that the taxable temporary differences on its investment in Kyobo Life Insurance would reverse through dividend payments. Accordingly, it recognized deferred tax liabilities on its investment by using dividend tax rates. However, such taxable temporary differences reversed upon the disposal of the Company’s investment in Kyobo Life Insurance in 2012, and the applicable tax rate to be applied was higher than the dividend tax rate that was previously used to measure related deferred tax liabilities. Applying the new applicable tax rate, the Company recognized Won 125 billion in income tax expenses for the transaction. As a result, the disposal resulted in an increase in the effective tax rate in 2012.

In addition, income tax expense of Won 281 billion included unrecognized deferred tax assets from losses of subsidiaries and associates of Won 116 billion.

The Company will clarify its disclosure in future filings.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa N. Rocha

Securities and Exchange Commission

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Investor Relations Department at +82-2-3457-5724 (fax: +82-2-3457-1982; e-mail: happy7513@posco.com), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +82-2-6353-8020 (fax: +822-6353-8099; e-mail: jhan@cgsh.com) or Jay Hoon Choi at +82-2-6353-8008 (fax: +852-6353-8099; e-mail: jchoi@cgsh.com).

Sincerely,

/s/ Shim, Tong-Wook
Shim, Tong-Wook
Senior Vice President
Finance Department

cc:	Tracey Smith Staff Accountant Securities and Exchange Commission

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP